04015224

SECURITI[illegible] [illegible]IISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52909

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Donnelly, Penman, French, Haggarty + Co

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Donnelly, Penman, French, Haggarty & Co.
(No. and Street)

17160 Kercheval Avenue, Grosse Pointe, Michigan 48230-1661
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Kirk Haggarty (313) 446-9900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Godfrey Hammel, Danneels & Company, P.C.
(Name – *if individual, state last, first, middle name*)

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080
(Address) (City) (State) (Zip Code)

RECEIVED MAR – 1 2004 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. Kirk Haggarty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Donnelly, Penman, French, Haggarty & Co., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BONNIE SOMERVILLE
Notary Public, Macomb County, MI
My Commission Expires 09-17-2008

C. Kirk Haggarty
Signature

Managing Director
Title

Bonnie Somerville
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DONNELLY, PENMAN, FRENCH, HAGGARTY & CO.

FINANCIAL STATEMENTS

Years Ended December 31, 2003 And 2002

DONNELLY, PENMAN, FRENCH, HAGGARTY & CO.

TABLE OF CONTENTS

GHD
Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghd.com

INDEPENDENT AUDITOR'S REPORT

To The Board Of Directors And Shareholders

Donnelly, Penman, French, Haggarty & Co.

We have audited the accompanying balance sheets of Donnelly, Penman, French, Haggarty & Co. (an S Corporation) as of December 31, 2003 and 2002, and the related statements of changes in shareholders' equity and accumulated other comprehensive loss, operations, and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Donnelly, Penman, French, Haggarty & Co. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

Godfrey Hammel, Danneels & Company P.C.

St. Clair Shores, Michigan
January 16, 2004

DONNELLY, PENMAN, FRENCH, HAGGARTY & CO.
BALANCE SHEETS
December 31, 2003 And 2002

	2003	2002
ASSETS		
Current Assets:		
Cash	$ 477,091	$ 168,477
Accounts receivable	57,145	806,660
Prepaid expense	38,617	33,362
Total Current Assets	572,853	1,008,499
Property And Equipment:		
Office furniture	255,758	72,093
Less: Accumulated depreciation and amortization	40,307	21,283
Net Property And Equipment	215,451	50,810
Other Assets -		
Deposits	760	1,647
	$ 789,064	$ 1,060,956
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 12,731	$ 2,016
Accrued expenses	178,831	100,000
Notes payable - short term portion (Note 3)	58,213	-
Capital lease payable - short term portion (Note 3A)	29,139	-
Accrued single business tax	20,757	19,590
Accrued city income tax	-	1,167
Total Current Liabilities	299,671	122,773
Notes payable-long-term portion (Note 3)	23,113	-
Capital lease payable-long-term portion (Note 3A)	49,329	-
Total Long Term Portion	72,442	-
Shareholders' Equity:		
Common stock (Note 4)	116,100	130,209
Paid-in capital	11,993	11,993
Accumulated other comprehensive loss (Note 2)	(60,000)	(60,000)
Retained earnings	348,858	855,981
Total Shareholders' Equity	416,951	938,183
	$ 789,064	$ 1,060,956

The accompanying notes are an integral part of these financial statements.

DONNELLY, PENMAN, FRENCH, HAGGARTY & CO.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For The Years Ended December 31, 2003 And 2002

	2003	2002
Common Stock:		
Beginning Balance	$ 130,209	$ 130,209
Amount Received For Additional Shares	5,224	-
Amount (Paid) For Share Redemptions	(19,333)	-
Ending Balance	116,100	130,209
Paid-in Capital -		
Beginning And Ending Balance	11,993	11,993
Accumulated Other Comprehensive Loss -		
Beginning And Ending Balance	(60,000)	(60,000)
Retained Earnings:		
Beginning Balance (Deficit)	855,981	(4,532)
Net Income (Loss)	(507,123)	860,513
Ending Balance	348,858	855,981
Total Shareholders' Equity	$ 416,951	$ 938,183

The accompanying notes are an integral part of these financial statements.

DONNELLY, PENMAN, FRENCH, HAGGARTY & CO.
STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2003 And 2002

	2003	2002
Michigan Office		
Professional Services Billed	$ 2,570,361	$ 2,860,618
Expenses:		
Client relations	12,054	15,330
Computer supplies	251	1,107
Depreciation	25,223	12,938
Dues and subscriptions	17,559	29,580
Insurance - health, life and disability	116,265	96,962
Insurance - other	9,745	8,479
Interest	3,420	110
Leased equipment	30,004	42,096
Leased furniture	23,549	23,938
Licenses	6,575	6,608
Marketing and promotion	71,108	94,586
Meals and entertainment	11,211	11,464
Office supplies and expense	45,405	35,089
Outside services	8,482	15,578
Automobile expenses	35,918	35,528
Parking expense	6,326	6,390
Postage and delivery	4,065	9,790
Professional services	70,021	157,865
Rent	122,315	96,648
Repairs and maintenance	1,019	4,330
Research	15,994	22,998
Section 125 plan	-	1,132
Single business tax and other	20,769	34,727
Telephone	25,758	35,268
Training and continuing education	3,601	2,207
Travel	13,760	46,953
Utilities	4,467	5,001
Wages	2,162,935	1,271,962
Retirement plan expense	183,236	114,787
Less: Reimbursed expenses	(27,067)	(236,840)
Total Expenses	3,023,968	2,002,611
Michigan Office Operating Income (Loss)	$ (453,607)	$ 858,007

The accompanying notes are an integral part of these financial statements.

DONNELLY, PENMAN, FRENCH, HAGGARTY & CO.
STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2003 And 2002

	2003	2002
Ohio Office		
Professional Services Billed	$ -	$ -
Expenses:		
Trading benefits	368	-
Equipment	889	-
Insurance	548	-
Lease	956	-
Legal	1,585	-
NASD fees	928	-
Outside services	329	-
Postage	78	-
Salary	40,128	-
Supplies	712	-
Telephone and cable	1,111	-
Travel and entertainment	3,705	-
Total Expenses	51,337	-
Ohio Office Operating Loss	(51,337)	-
Total Office Operating Income (Loss)	(504,944)	858,007
Interest Income	1,621	2,506
Loss On Sale Of Fixed Assets	(3,800)	-
Net Income (Loss)	$ (507,123)	$ 860,513

The accompanying notes are an integral part of these financial statements.

DONNELLY, PENMAN, FRENCH, HAGGARTY & CO.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2003 And 2002

	2003	2002
Cash Flows From Operating Activities:		
Net income (loss)	$ (507,123)	$ 860,513
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	25,223	12,938
Loss on disposal of fixed asset	3,800	-
(Increase) decrease in:		
Accounts receivable	749,515	(788,679)
Prepaid expenses	(5,255)	(6,330)
Deposits	887	19,287
Increase (decrease) in:		
Accounts payable	10,715	(9,273)
Accrued expenses	78,831	58,084
Expense advance	-	(10,000)
Accrued income and other taxes	-	20,757
Net Cash Provided By Operating Activities	356,593	157,297
Cash Flows Used By Investing Activities -		
Purchase of fixed assets	(65,547)	(16,601)
Cash Flows From Financing Activities:		
Proceeds from debt	50,000	-
Payments on debt	(18,323)	(86,000)
Common stock issued (redeemed) - net	(14,109)	-
Net Cash Provided (Used) By Financing Activities	17,568	(86,000)
Net Increase In Cash And Cash Equivalents	308,614	54,696
Cash And Cash Equivalents At Inception Date	168,477	113,781
Cash And Cash Equivalents At End Of Year	$ 477,091	$ 168,477

Supplemental Disclosures Of Cash Flow Information:
Cash paid during the year for:

	2003	2002
Interest	$ 3,420	$ 110
Income taxes	$ 316	$ 4,429
Non-cash financing transactions		
Purchase of fixed assets	$ 195,665	$ 16,601
Less trade-in allowance granted	(2,000)	-
Less amounts paid by lenders	(128,118)	-
Cash paid for purchases of fixed assets	$ 65,547	$ 16,601

The accompanying notes are an integral part of these financial statements.

DONNELLY, PENMAN, FRENCH, HAGGARTY & CO.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 And 2002

Note 1 - SIGNIFICANT ACCOUNTING POLICIES

Nature Of Business
The Company is a closely-held corporation based in Detroit, Michigan, and is a full-service investment banking firm providing comprehensive financial advisory services to both public and private companies, which are organized into industry groups, with particular emphasis in manufacturing, financial services, technology, distribution, services and retail.

Depreciation
Depreciation is charged against operations over the estimated useful lives of the assets under the straight-line method. Amortization of assets acquired under a capital lease is computed under the same method as depreciation.

Concentration Of Credit Risk
The Company maintains cash balances at a financial institution located in southeast Michigan. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000 per financial institution and the Securities Investor Protection Corporation up to $100,000 for money market funds. At December 31, 2003 and 2002, the Company had $381,236 and $104,819 of uninsured cash.

The Company extends credit to its customers in the ordinary course of business and generally requires no collateral.

Definition Of Cash
For purposes of the balance sheets and the statements of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. These include the Company's investments in money market funds.

Advertising Costs
Advertising costs are expensed as incurred.

Use Of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Although actual results may differ from those estimates, management periodically evaluates the relationship between actual and estimated information to monitor the reliability of the estimated information used.

DONNELLY, PENMAN, FRENCH, HAGGARTY & CO.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 And 2002

Note 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable
The Company uses the reserve for bad debt method of valuing doubtful accounts receivable which is based on historical experience, coupled with a review of the current status of existing receivables. For 2003 and 2002, all accounts were believed to be collectible. No reserve was therefore deemed necessary.

Income Taxes
The Company, with the consent of its shareholders, has elected to have its income taxed under the provisions of Subchapter S of the Internal Revenue Code, which provides that in lieu of corporation income taxes, the shareholders are taxed on the Company's taxable income. Therefore, no provision or liability for federal income tax is reflected in these financial statements. This election became effective August 11, 2000.

Note 2 - INVESTMENTS

The Company holds 60,000 shares of common stock of the Center For American Jobs, Inc. (a Michigan corporation), which was issued in November 2000 as payment for services performed. The shares are considered to have no current market value as of December 31, 2003 and 2002, and the unrealized holding loss has been charged to Other Comprehensive Income.

Note 3 - NOTES PAYABLE

	2003	2002
Bank loan - monthly payments of $794 including interest at 4.75%; matures in July, 2007; collateralized by a vehicle with a book value of $33,582 at December 31, 2003.	$ 31,326	$ -

Note 3 - NOTES PAYABLE (CONTINUED)

	2003	2002
Note payable due on demand after July 1, 2004; interest payable at 6%.	50,000	-
Total notes payable	81,326	-
Less current portion	58,213	-
Long-term portion	$ 23,113	$ -

Maturities in each of the next four years are as follows:

Year ended December 31, 2004	$ 58,213
2005	8,613
2006	9,031
2007	5,469
	$ 81,326

Note 3A - CAPITAL LEASE PAYABLE

	2003	2002
Capital lease - monthly payments of $2,955 including Interest imputed at 9.682%; matures in May, 2006; Collateralized by furniture and equipment with a total Book value of $86,696 at December 31, 2003.	$ 78,468	$ -
Less current portion	29,139	-
Long-term portion	$ 49,329	$ -

Note 3A - CAPITAL LEASE PAYABLE (CONTINUED)

Amortization of the capital lease assets for 2003 and 2002 is $6,786 and $-0-, and is included in depreciation expense in the financial statements.

Maturities in each of the next four years are as follows:

Year ended December 31, 2004	$ 29,138
2005	32,087
2006	17,243
2007	-
	$ 78,468

Note 4 - COMMON STOCK

$5.00 stated value, 60,000 shares authorized; 9,675 and 10,850 shares issued and outstanding at December 31, 2003 and 2002.

During 2002, 452 shares were issued to new shareholders and 1,628 shares were redeemed from one shareholder.

Note 5 - QUALIFIED RETIREMENT PLAN

Effective January 1, 2001, the Company adopted a Money Purchase Plan and Trust, for the exclusive benefit of all eligible employees and their beneficiaries who have attained the age of twenty-one with one year of service and have worked at least 1,000 hours during a plan year. Each year the Company will make contributions to the Plan in the amount of 3.7% of each eligible employee's compensation. Also, if the Plan is considered to be top-heavy, the Company will be required to change the amount of the contribution to the Plan to conform with IRS regulations. The Company's contribution's were $-0- for 2003 and 2002. In 2002, this plan was merged into the profit-sharing plan, so no contribution was required.

Note 5 - QUALIFIED RETIREMENT PLAN (CONTINUED)

The Company has also adopted a Profit Sharing Plan and Trust effective January 1, 2001, for the exclusive benefit of all eligible employees and their beneficiaries who have attained the age of twenty-one with one year of service and have worked at least 1,000 hours during a plan year. Each year the Company may make a contribution to the Plan at the discretion of the Board of Directors. The Company's contribution's were $178,831 and $100,000 for 2003 and 2002, respectively.

Note 6 - LEASES

The Company is leasing various office and computer equipment, and furniture and office space (See Note 8) under leases expiring at various dates through July, 2008. Minimum future rental payments under these non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2003 for each of the next five years and in the aggregate are:

Year Ended December 31, 2004	$ 146,352
2005	143,382
2006	138,892
2007	135,852
2008	79,247
Total minimum future rental payments	$ 643,725

Note 7 - REGULATORY REQUIREMENTS

The Company is subject to a minimum net capital rule under the Securities and Exchange Act of 1934 (the Rule) and computes its net capital under the alternative method permitted by this Rule, which requires the maintenance of minimum net capital, as defined, of the greater of 6-2/3% of aggregate indebtedness or a minimum amount that is based on the type of business conducted by the Company ($100,000). At December 31, 2003 net capital was $190,539, which was $90,539 in excess of its minimum dollar amount.

Note 7 - REGULATORY REQUIREMENTS (CONTINUED)

The Company was also in compliance at December 31, 2002. At December 31, 2002 the Company's net capital requirement was $5,000. Net capital exceeded this minimum by approximately $37,000.

Note 8 - RELATED PARTIES

The Company leases office space from a Michigan LLC whose members are shareholders of the Company. The lease is considered to be at market rates, and is accounted for as an operating lease. Monthly payments of $11,321 are due through July, 2008 and are included in the schedule of lease obligations in Note 6.

Certain Company shareholders have joined in an LLC for purposes of management of a mutual fund. The Company has advanced capital for start-up expenses, to be repaid as shares of the fund are sold to investors. The amount included in accounts receivable is approximately $31,700 and is classified as current for GAAP purposes. The amount is classified as a non-allowable asset for purposes of Note 7.

SUPPLEMENTARY INFORMATION

Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghd.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To The Board Of Directors And Shareholders

Donnelly, Penman, French, Haggarty & Co.

Our report on our audits of the financial statements of Donnelly, Penman, French, Haggarty & Co. for the years ended December 31, 2003 and December 31, 2002 appears on page 2. Those audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in the Computation of Net Capital, the Report Required by SEC Rule 17a-5j, and the Reconciliation of Part IIA for the year ended December 31, 2002 is presented for purposes of additional analysis of the financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies. Such information has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Godfrey Hammel Danneels & Company P.C.

St. Clair Shores, Michigan
January 16, 2004

DONNELLY, PENMAN, FRENCH, HAGGARTY & CO.
COMPUTATION OF NET CAPITAL
DEC. 31, 2003

Net Capital Computation Under Sec Rule 15c3-1

1	Total Ownership Equity from Statement of Financial Condition (Balance Sheet)		$ 416,952
2	Deduct ownership equity not allowable for Net Capital		-
3	Total Ownership Equity For Net Capital		416,952
	Add:		
4.A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
5	Total capital and allowable subordinated liabilities		416,952
6.A.	Deduct:		
	Fixed assets in excess of debt secured thereby	136,984	
	Prepaids	38,617	
	Miscellaneous receivables	0	
	Deposits	761	
	Unsecured accrued income	57,145	(233,507)
7	Other additions and/or credits		-
8	Net capital before Haircuts on Securities positions		183,445
9	Haircuts		-
10	Net Capital		183,445
	Computation of Basic Net Capital Requirement		
	Part A		
11	Minimum net capital required (6-2/3% of Aggreg. Indebt.)		24,809
12	Minimum dollar net capital requirment of reporting broker of dealer and min net cap req of subsidiaries		100,000
13	Net Capital Requirement (Larger of 11 or 12)		100,000
14	Excess net capital (line 10 - line 13)		83,445
15	Excess net capital at 1000% (line 10 less 10% of AI)		146,234
	Percentage of aggregate indebtedness to net capital (AI / line 10)		202.85%

See auditor's report on supplemental information.

Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghd.com

Report required by SEC Rule 17a-5j

SEC Rule 17a-5j requires a description of material inadequacies found to exist, or if none exist, a statement so stating.

Our audit of the Balance Sheets as of December 31, 2003 and 2002, and the related statements of retained earnings and accumulated comprehensive income, income and comprehensive income, and cash flows for the years then ended, disclosed no material inadequacies.

St. Clair Shores, Michigan
January 16, 2004

See auditor's report on supplemental information.

DONNELLY, PENMAN, FRENCH, HAGGARTY & CO.
RECONCILIATION OF PART IIA
December 31, 2003

ASSETS	Allowable	Non-Allowable	Total
Total Assets per DPFH report	$ 555,558	$ 233,506	$ 789,064
Adjustments (reconciling items);			
Add trade accounts receivable	-	-	-
Add net fixed assets	-	-	-
Reclassify time deposit	-	-	-
Decline in market value of investment	-	-	-
Add accrued interest on time deposit	-	-	-
Add prepaids and security deposits	-	-	-
Adjusted total per Financial Statement	$ 555,558	$ 233,506	$ 789,064

LIABILITIES AND CAPITAL	AI Liab	Non-AI Liab	Total
Total Liabilities per DPFH report	$ 365,019	$ -	$ 365,019
Adjustments (reconciling items);			
Add trade accounts payable and accrued expenses	-	-	-
Accrued State Business Tax	-	-	-
Accrued Deferred Compensation	7,094	-	7,094
Total liablities	372,113	-	372,113
Common stock			116,100
Additional paid in capital			11,993
Retained earnings			348,858
			(60,000)
Total ownership equity			416,951
	$ 372,113	$ -	$ 789,064

Net capital per DPFH report	$ 190,539
Adjustments:	
Increases	-
Decreases	(7,094)
Net capital, adjusted	$ 183,445

Explanation of reconciling items:

Accrued deferred compensation was increased to the maximum allowable per the actuary's calculation.

See auditor's report on supplemental information.